UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  December 18, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

December 17, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOPMENT CORP. PROVIDES CORPORATE UPDATE

Alberta Star Development Corp. (the “Company”) is please to provide the following update of its current plans for 2009 during the current global economic crisis that is expected to last for some time.

The Company currently plans to delay it’s 2009 exploration program due to unfavorable market conditions and high costs. The Company intends to monitor and provide updates on its exploration programs as market conditions change. The Company continues to reduce its overhead and look for additional avenues to conserve its working capital with the intent to continue to develop or acquire an economic mineral deposit. The Company has a strong balance sheet and no debt and is focused on cost cutting, maintaining qualified management and developing or acquiring economic projects. As a result of the global economic crisis the Company expects there to be a serious shortage of available capital and exploration risk capital to the resource industry for a number of years to come, and the Company intends to manage its cash resources and review opportunities as circumstances demand.

As a result of the global economic crisis, the Company feels that there are a number of acquisition opportunities available at attractive valuations. The Company continues to complete due diligence reviews on a number of opportunities, including a number of advanced stage mineral exploration projects that meet the Company’s corporate mandate of acquiring established resource opportunities with infrastructure, with cash flow or near term cash flow potential and advanced exploration potential.

BOARD APPOINTMENTS

The Company is pleased to announce that Gord Steblin, CGA has been appointed as the new Chief Financial Officer of the Company effective immediately. Mr. Steblin has a Bachelor of Commerce degree from the University of British Columbia and is a Certified General Accountant with over 20 years of extensive experience in the Mining industry.  Chantal Schutz, the former Chief Financial Officer will remain as a consultant to assist the Company in maintaining best practices in financial reporting and disclosure and assisting the Company in its plan to converge to IFRS (International Financial Reporting Standards). The Company is also pleased to announce the appointment of Edward Burylo to the Board of Directors.  Mr. Burylo fills the vacancy created by the resignation of Tracy Moore. Mr. Moore has been a member of the Board since 2006. The Company thanks Mr. Moore for his contribution and exemplary service to the Company over the years and wishes him all of the best in his new appointment in the private sector.

ELDORADO & CONTACT LAKE & ELDORADO SOUTH - 5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED

In addition to the Eldorado South Permit approval the Company has been granted two amended five-year Sahtu Land & Water Board Class “A” Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has received full authorization for its third drill permit on its Eldorado South IOCG & uranium project (Permit No.SO7C-008). This permit is valid until July 13, 2013.  This third “5-Year” drill permit application for Eldorado South IOCG & uranium project was submitted in April of 2007, requesting 15,000 meters of drilling per year, over a five-year period for a total of  75,000 meters. This permit includes the area of the newly discovered Eldorado South radiometric anomaly. The Company currently plans to delay its 2009 exploration program due to unfavorable market conditions and high costs. The Company intends to monitor and provide updates on its exploration programs as market conditions change.

THE ELDORADO SOUTH IOCG & URANIUM CLAIMS

The Eldorado South project was permitted in July 2008 after an exceedingly lengthy consultation process.  The anomalous area of the Eldorado South IOCG & uranium claims includes several large radiometric anomalies of up to 3.5 kilometers long and suggests a potential near surface uranium target. These large uranium anomalies have never been extensively explored nor drill tested.

THE ELDORADO/CONTACT LAKE PROJECTS:

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometres north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 116,633 acres.  The Eldorado/Contact project areas include past producing high grade silver and uranium mines. The Contact Lake and Eldorado districts are being targeted by the Company for silver, copper, uranium, and polymetallic mineralization.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

The statements in this press release about the Company’s “Corporate update” constitutes a “forward-looking statement” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This/these forward-looking statement(s) is/are based on certain assumptions made by the Company as well as by other factors that the Company believes are appropriate in the circumstances.  All statements in this release, other than statements of historical fact, including but not limited to those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. to be materially different from any future results. Such unknown risks, uncertainties and other factors include, but are not limited to, market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements, as well as those factors discussed in the section entitled "Risk Factors" in Alberta Star’s Annual Information form and Alberta Star’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Performance or achievements expressed or implied by such forward-looking statements, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Although Alberta Star has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions however, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Alberta Star disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.